April 24, 2009

VIA EDGAR

Ms. Kathryn McHale

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Place Financial Corp.
Preliminary Proxy Statement on Schedule 14A
Filed on April 17, 2009
File No. 000-25049

Dear Ms. McHale:

On behalf of First Place Financial Corp. (the “Company”), this letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Preliminary Proxy Statement in the Staff’s letter dated April 23, 2009. Set forth below are the Staff’s comments in bold type, with each comment followed by the Company’s response. These responses are provided to you as supplemental information.

Preliminary Proxy Statement on Schedule 14A

Use of Proceeds, page 10

1.	We note your disclosure on page 10 regarding your intended use of the proceeds received in the TARP Capital Purchase Program. Please reconcile this disclosure to the footnotes to your forma financial information contained in the filing.

Response: The language has been reconciled as requested.

Incorporation by Reference, page 22

2.	We note that you have elected to incorporate certain information by reference in accordance with Item 13(b) of Schedule 14A. We also note that you were not eligible to register the shares of series A preferred stock on Form S-3. Please confirm that you meet the requirements of Item 13(b)(1), including the aggregate market value requirement of General Instruction I.B.1. of Form S-3. If you do not satisfy these requirements, please confirm that you will deliver the information that is incorporated by reference to security holders with the proxy statement in accordance with Item 13(b)(2).

185 East Market Street • Warren, OH 44481•330/373/1221• www.firstplacebank.com

Ms. Kathryn McHale

April 24, 2009

Response: Pursuant to the terms of the Letter Agreement, dated March 13, 2009, and the related Securities Purchase Agreement – Standard Terms, between the Company and the United States Department of the Treasury, the Company was required to register the series A preferred stock if it was eligible to do so on Form S-3 as of March 13, 2009, the closing date of the TARP Capital Purchase Program financing. As of that date, the Company was not eligible to use Form S-3 to register the series A preferred stock because the aggregate market value of its voting and non-voting common equity held by non-affiliates was below the $75 million threshold identified in Instruction I.B.1 of Form S-3. However, since the closing of the TARP Capital Purchase Program financing, the price of the Company’s common stock has significantly increased resulting in an aggregate market value of the Company’s voting and non-voting common equity held by non-affiliates of more than $75 million. Further, the Company meets the other requirements of Item 13(b)(1) of Schedule 14A (as further identified in Note E to Schedule 14A).

Registrant’s Closing Comments

In connection with responding to the foregoing comments, the Company hereby acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact the undersigned at (330) 373-1221.

Thank you for your attention to this filing. We look forward to hearing from you shortly.

Very truly yours,

/s/ J. Craig Carr
J. Craig Carr
General Counsel

cc:	Michael Seaman
U.S. Securities and Exchange Commission

Joseph G. Passaic, Jr.
Kevin M. Houlihan
Patton Boggs LLP